As filed with the Securities and Exchange Commission on December 4, 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2002


                             DYNEA INTERNATIONAL OY

                      13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  |X|                            Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   |_|                                 No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

Finland-Based Resin Manufacturer Dynea International Oy LT Ratings Lowered to B-/CCC; Otlk Neg

Analyst:


Christine Hoarau, Paris (33) 1-4420-6773; Ralf Kortuem, Frankfurt
(49) 69-3 39 99-126; Nicolas Baudouin, Paris (33) 1-4420-6672

Publication date: 04-Dec-02, 05:04:59 EST
Reprinted from RatingsDirect

PARIS (Standard & Poor's) Dec. 4, 2002--Standard & Poor's Ratings Services said today that it has lowered its long-term corporate credit and senior unsecured debt ratings on Finland-based Dynea International Oy (Dynea), the worldwide leading producer of formaldehyde (FA)-based resins, to 'B-' from 'B', and to 'CCC' from 'CCC+', respectively, reflecting the continued difficult business conditions in the company's end markets, and a tightening liquidity situation. The outlook is negative.

"Dynea continues to suffer from the weak worldwide markets for FA-based resins, the group's most important products. Competition remains very steep in Europe and the U.S. (the group's main markets), with resin suppliers defending market shares at the expense of margins. Dynea's ongoing weak performance throughout 2002 has gradually eroded its liquidity," said Standard & Poor's credit analyst Christine Hoarau. Standard & Poor's also believes that Dynea's bank-covenant limits for year-end 2002 are tight, and might have to be renegotiated with senior banks.

"The ratings could be lowered if market conditions or the group's liquidity situation deteriorate. Absent a significant market recovery in 2003, Dynea's deleveraging potential is likely to remain limited in the near-to-medium term," added Ms. Hoarau.

Complete ratings information is available to subscribers of RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com; under Fixed Income in the left navigation bar, select Credit Ratings Actions. Alternatively, call one of the Standard & Poor's Ratings Desks: London (44) 20-7847-7400; Paris (33) 1-4420-6705; Frankfurt (49) 69-33-999-223; Stockholm (46) 8-440-5916.

ANALYST E-MAIL ADDRESSES
christine_hoarau@standardandpoors.com
ralf_kortuem@standardandpoors.com
nicolas_baudouin@standardandpoors.com
CorporateFinanceEurope@standardandpoors.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           DYNEA INTERNATIONAL OY




                                           By: /s/ Filip Frankenhaeuser
                                               -------------------------------
                                               Name: Filip Frankenhaeuser
                                               Title: Chief Financial Officer





Date: December 4, 2002